September 9, 2014
CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Molycorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
Response dated August 13, 2014
File No. 001-34827
Ladies and Gentlemen:
Molycorp, Inc., a Delaware corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 29, 2014 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “2013 Form 10-K”) filed March 3, 2014.
Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comments before the response.
Form 10-K for the Fiscal Year Ended December 31, 2013
Financial Statements
(16) Stockholder’s Equity, page 107

1.
We note your response to comment 1 from our letter dated July 30, 2014 and understand that you recorded the correction for the fair value of the share lending arrangements (SLAs) as an out of period adjustment in the second quarter of 2014. As a result of this adjustment, we note you have increased your income tax benefit for the second quarter of 2014 by $9.6 million. Please address the following points:

•	Provide the detail journal entries you would have recorded had you accounted for the fair value of the share lending arrangements at issuance, explaining the basis for each side of the entry.

•
Clarify your tax treatment of the recording of the SLAs, providing details sufficient to understand the reasons why you would have record deferred tax liabilities related to the deferred financing costs.

Molycorp, Inc.
5619 DTC Parkway, Suite 1000
Greenwood Village, CO 80111

United States Securities and Exchange Commission
Division of Corporation Finance
September 9, 2014

•	Provide further details on why the deferred tax liabilities would have been released in the second quarter of 2013.
Response:

•	The detail journal entries we would have recorded had we accounted for the fair value of the SLAs at issuance are as follows:
August 22, 2012 SLA:
Debit: Issuance cost             $18,067,076
Credit: Additional paid-in capital             $18,067,076
Debit: Additional paid-in capital      $7,046,160
Credit: Deferred tax liability               $7,046,160
January 30, 2013 SLA:
Debit: Issuance cost               $6,623,999
Credit: Additional paid-in capital              $6,623,999
Debit: Additional paid-in capital      $2,583,360
Credit: Deferred tax liability               $2,583,360

By reference to ASC 470-20-25-20A, the fair value of an SLA has to be recognized in the financial statements as an issuance cost, with an offset to additional paid-in capital.

•
The recognition of the issuance cost in the financial statements creates a taxable temporary difference under ASC 740, as there is no tax basis related to the asset. This results in recognition of a deferred tax liability, measured at the enacted tax rates expected to apply when the temporary difference reverses, with an offset to additional paid-in capital.

•
During the third and fourth quarters of 2012 and the first and second quarters of 2013, $519,833 of deferred tax liabilities would have been released as a result of amortizing the issuance cost for accounting purposes. In addition, we incurred significant losses during the second quarter of 2013 against which a valuation allowance was originally recorded. With the additional deferred tax liabilities related to the SLAs, the originally recorded valuation allowance would have been reduced by $9,109,687. The combination of the above results in a deferred tax benefit of $9,629,520.

Molycorp, Inc.
5619 DTC Parkway, Suite 1000
Greenwood Village, CO 80111

United States Securities and Exchange Commission
Division of Corporation Finance
September 9, 2014

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (303) 843-8040 or (416) 367-8588.

Very truly yours,
/s/ Michael F. Doolan
Michael F. Doolan Executive Vice President and Chief Financial Officer

Molycorp, Inc.
5619 DTC Parkway, Suite 1000
Greenwood Village, CO 80111